Chunghwa Telecom holds investor conference for the fourth quarter of 2013 operation results

Date of events: 2014/01/20

Contents:

1.	Date of the investor conference: 2014/01/29

2.	Time of the investor conference: 2:00PM

3.	Location of the investor conference: Room 1201, No. 21-3, Hsinyi Rd. Sec. 1, Taipei and

teleconference

4. Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 1:30PM on January 29, 2014 Taipei time

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on

http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: Teleconference will be held during 4:00-5:00PM on January 29, 2014 Taipei time.